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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of December, 2006

                       Commission File Number: 001-04307

                               HUSKY ENERGY INC.
            (Exact name of registrant as specified in its charter)

            707 - 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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


On December 11, 2006, Husky Energy Inc. announced a capital expenditure and production program of Cdn. $3.18 billion for 2007. The press release is attached hereto as Exhibit A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUSKY ENERGY INC.



                                                   By: /s/ James D. Girgulis
                                                       -----------------------
                                                       James D. Girgulis
                                                       Vice President, Legal &
                                                       Corporate Secretary


Date: December 11, 2006

                                                                     EXHIBIT A
                                                                     ---------

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[GRAPHIC OMITTED]
HUSKY ENERGY INC.

          N E W S

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                                                              December 11, 2006

For immediate release


    HUSKY ENERGY ANNOUNCES 2007 CAPITAL EXPENDITURE AND PRODUCTION GUIDANCE

CALGARY, ALBERTA - Husky Energy Inc. announced today a capital expenditure program of $3.18 billion for 2007. The program supports the Company's ongoing exploration and development of its extensive asset base in Western Canada, offshore the East Coast of Canada and Internationally.

"The year 2006 was an excellent year for Husky Energy with the completion of the Tucker Oil Sands Project and exploration successes in the East Coast of Canada and the South China Sea," said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. "Our 2007 capital expenditure program will focus on Husky's growth in the oil sands and further exploration and
development  in  the  offshore  East  Coast  of  Canada,   offshore  China  and
Indonesia."

                                                       Guidance
              ($millions)                                  2007
              -------------------------------------------------
              Upstream
              Western Canada                              1,630
              Western Canada Exploration                    210
              Oil Sands                                     330
              East Coast                                    290
              International                                 160
                                                    ------------
                                                          2,620
              Midstream                                     380
              Refined Products                              140
              Corporate                                      40
                                                    ------------
                                                          3,180
                                                    ============

In Western Canada, work will continue to enhance recovery techniques and development in conventional areas and heavy oil production. The exploration expenditure of $210 million will be spent on natural gas in the deep basin and foothills of Alberta and British Columbia.

In the oil sands business, Husky will spend $330 million, including $18 million to ramp-up bitumen production at the Tucker Oil Sands, $232 million at the Athabasca Oil Sands region to progress the 200,000 barrel per day Sunrise Oil Sands Project, $31 million at Caribou Lake to drill delineation wells and advance engineering and $31 million to drill resource evaluation wells to further assess the Saleski oil sands lease.

Offshore Canada's East Coast, Husky plans to spend $290 million in 2007. The program includes drilling and completion of a seventh production well in the White Rose oil field and delineation of the O-28 discovery in the West Avalon Pool to the north of the existing White Rose development.


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              707 - 8 Avenue S.W., Box 6525, Station D Calgary, Alberta T2P 3G7
              T: (403) 298-6111     F: (403) 298-7464

Internationally, Husky intends to drill an exploration well in block 04/35 in the East China Sea. In the South China Sea, the Company plans to begin facility studies for potential development of the Liwan gas discovery and a 3-D seismic program over blocks 29/26 and 29/06. In addition, Husky plans to spend $60 million to progress development of the Madura BD natural gas field offshore Indonesia and a 3-D seismic program over the recently acquired East Bawean II Block.

In Midstream, Husky will spend $380 million of which $225 million will be spent at the Lloydminster Upgrader and $155 million in its Pipeline and
Infrastructure businesses. The Lloydminster Upgrader will complete its debottlenecking in mid-2007, which will increase its throughput from 77,000 to 82,000 barrels per day. The recently announced expansion of the mainline between Lloydminster and Hardisty in Husky's heavy oil pipeline network will be completed by the end of 2007.

The Refined Products group plans to spend approximately $140 million, with $50 million to complete construction of a 130-million litre per year ethanol facility at Minnedosa, Manitoba. The remainder of the capital will be spent on remodeling and maintenance of our retail and refining assets.

For the year 2007 production guidance, Husky estimates production of 390,000 to 410,000 barrels of oil equivalent per day. Light oil and natural gas liquids production is estimated to be 128,000 to 135,000 barrels per day; medium oil production is estimated to be 28,000 to 30,000 barrels per day; heavy oil/bitumen production is estimated to be 122,000 to 130,000 barrels per day; and natural gas production is estimated to be 670 to 690 million cubic feet per day.

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS OR INFORMATION - CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE CONSTITUTE FORWARD-LOOKING STATEMENTS OR INFORMATION (COLLECTIVELY, "FORWARD-LOOKING STATEMENTS") WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION. THESE FORWARD-LOOKING STATEMENTS RELATE TO FUTURE EVENTS OR HUSKY'S FUTURE PERFORMANCE. THE USE OF ANY OF THE WORDS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF OR ASSUMPTIONS AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS OR PERFORMANCE. IN PARTICULAR, IN THIS RELEASE FORWARD-LOOKING
STATEMENTS INCLUDE REFERENCES TO FUTURE CAPITAL AND OTHER EXPENDITURES, DRILLING PLANS, CONSTRUCTION ACTIVITIES, ENGINEERING ACTIVITIES, SEISMIC PROGRAMS, THE SUBMISSION OF DEVELOPMENT PLANS, OIL AND GAS PRODUCTION LEVELS AND THE SOURCES OF GROWTH THEREOF AND THE DATES BY WHICH CERTAIN PROJECTS MAY BE DEVELOPED OR MAY COME ON-STREAM. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES (ACCESSIBLE THROUGH THE SEDAR WEBSITE WWW.SEDAR.COM AND THE EDGAR WEBSITE WWW.SEC.GOV) DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS FLUCTUATIONS IN OIL AND GAS PRICES, DRILLING RESULTS, CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS. EXCEPT AS REQUIRED BY LAW, HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CAUTIONARY NOTE REGARDING MEASUREMENT - THE COMPANY USES THE TERM BARRELS OF OIL EQUIVALENT ("BOE"), WHICH IS CALCULATED ON AN ENERGY EQUIVALENCE BASIS WHEREBY ONE BARREL OF CRUDE OIL IS EQUIVALENT TO SIX THOUSAND CUBIC FEET OF NATURAL GAS. READERS ARE CAUTIONED THAT THE TERM BOE MAY BE MISLEADING, PARTICULARLY IF USED IN ISOLATION. THIS MEASURE IS PRIMARILY APPLICABLE AT THE BURNER TIP AND DOES NOT REPRESENT VALUE EQUIVALENCE AT THE WELL HEAD.

                                      -30-



For more information, please contact:

Tanis Thacker
Senior Analyst, Investor Relations
Husky Energy Inc.
(403) 298-6747